

Mail Stop 7010

February 16, 2007

via mail and facsimile

Mr. Paritosh K. Choksi
Executive Vice President, Chief Financial Officer
and Chief Operating Officer
ATEL Capital Group
600 California Street, 6th Floor
San Francisco, CA 94108-2733

> **RE:** **ATEL Cash Distribution Fund V, L.P.**
> **Form 8-K Item 4.01**
> **Filed February 9, 2007**
> **File # 000-23842**
> **ATEL Cash Distribution Fund VI, L.P.**
> **Form 8-K Item 4.01**
> **Filed February 9, 2007**
> **File # 000-28368**
> **ATEL Capital Equipment Fund VII, L.P.**
> **Form 8-K Item 4.01**
> **Filed February 9, 2007**
> **File # 000-24175**
> **ATEL Capital Equipment Fund VIII, LLC**
> **Form 8-K Item 4.01**
> **Filed February 9, 2007**
> **File # 000-33103**

Dear Mr. Choksi:

　　　We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. In consideration that you have not filed your Form 10-K for the fiscal year ending December 31, 2005 as of yet, please submit an amended Item 4.01 8-K once Ernst & Young LLP is not effectively your accountants. Please include an updated Exhibit 16 in the amended Form 8-K.

2. We note your disclosure that the report of Ernst & Young LLP for the year ended December 31, 2004, did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please revise your filing accordingly.

3. We note that you have not filed your Form 10-Q for the quarter ended September 30, 2005, Form 10-K for the fiscal year ended December 31, 2005, or the subsequent 2006 Form 10-Q's for the above mentioned funds. Please tell us your anticipated timing of filing these periodic reports.

4. In addition, we note your disclosure of material weaknesses in the fiscal year ended December 31, 2004 in the Item 4.01 8-K's identified above. Please tell us if you have identified any additional material weaknesses since June 30, 2005. If so, provide us with any letter or written communication to and from the former accountants regarding the material weaknesses in internal control over financial reporting, to management or the Board of Directors.

5. If you have identified any additional material weaknesses, also provide us with a schedule of your fiscal year end 2005 fourth quarter adjustments and quarterly ended adjustments as applicable, to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

6. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please submit your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3739.

Sincerely,

Ryan Rohn
Staff Accountant